News

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS YEAR-OVER-YEAR EARNINGS GROWTH OF 47% IN THE
SECOND QUARTER OF 2004

Higher Operating Group Results and Improved Credit Performance Drive Growth

Year-over-Year Operating Highlights:

•	Net income of $602 million, up 47%

•	EPS(1) of $1.12, up 45%, and cash EPS(2) of $1.17, up 44%

•	ROE of 20.4%

•	A specific provision for credit losses of $45 million and a $40 million reduction of the general allowance for credit losses result in a net provision for credit losses of $5 million, compared with a specific provision of $120 million a year ago

•	Revenue[2] growth of 12% and expense growth of 5%

•	Productivity ratio[2] improves to 63.2% from 67.2% and cash productivity ratio[2] improves 380 basis points to 62.2%

•	Strong Tier 1 Capital Ratio of 9.67%, up from 9.10%

(1)	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.

(2)	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

SECOND QUARTER 2004 MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION (MD&A)

Summary Data

($ millions, except per share data and as noted)		Increase		Increase			Increase
		(Decrease)		(Decrease)			(Decrease)
	Q2-2004	vs. Q2-2003		vs. Q1-2004		YTD-2004	vs. YTD-2003
Revenue per financial statements	2,437	273	13%	74	3%	4,800	357	8%
Taxable equivalent basis adjustment	39	(5)	(13%)	1	2%	77	(6)	(7%)

Revenue (teb) (1)	2,476	268	12%	75	3%	4,877	351	8%
Provision for credit losses	5	(115)	(96%)	(10)	(67%)	20	(250)	(93%)
Non-interest expense	1,565	81	5%	4	—	3,126	69	2%
Income taxes per financial statements	250	115	86%	10	4%	490	214	78%
Taxable equivalent basis adjustment	39	(5)	(13%)	1	2%	77	(6)	(7%)

Income taxes (teb) (1)	289	110	62%	11	4%	567	208	58%
Net income	602	193	47%	70	13%	1,134	326	40%

Amortization of intangible assets (after tax)	19	(1)	(5%)	—	—	38	(4)	(9%)
Cash net income (1)	621	192	45%	70	13%	1,172	322	38%
Earnings per share — diluted ($)	1.12	0.35	45%	0.12	12%	2.12	0.60	39%
Cash earnings per share — diluted ($) (1)	1.17	0.36	44%	0.14	14%	2.20	0.60	38%
Return on equity (ROE)	20.4%		5.2%		2.1%	19.4%		4.7%
Cash ROE (1)	21.1%		5.2%		2.1%	20.1%		4.6%
Non-interest expense-to-revenue ratio	64.2%		(4.4%)		(1.9%)	65.1%		(3.7%)
Non-interest expense-to-revenue (teb) ratio (1)	63.2%		(4.0%)		(1.8%)	64.1%		(3.4%)
Cash non-interest expense-to-revenue (teb) ratio (1)	62.2%		(3.8%)		(1.7%)	63.0%		(3.3%)
Net interest margin	1.74%		(0.15%)		(0.13%)	1.80%		(0.09%)
Net interest margin (teb) (1)	1.80%		(0.16%)		(0.12%)	1.86%		(0.09%)

Operating Group net income:
Personal and Commercial Client Group	211	(6)	(3%)	(35)	(14%)	457	19	4%
Private Client Group	63	36	+100%	8	16%	118	56	92%
Investment Banking Group	213	47	28%	1	1%	425	78	23%
Corporate Support, including T&S	115	116	+100%	96	+100%	134	173	+100%

BMO Financial Group net income	602	193	47%	70	13%	1,134	326	40%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the previous table and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this MD&A.

Toronto, May 26, 2004 — BMO Financial Group reported that its net income for the second quarter ended April 30, 2004 was up 47% from a year ago.

PERFORMANCE OVERVIEW

Net income was $602 million and EPS was $1.12 for the second quarter of 2004, increasing $193 million and $0.35, respectively, from the second quarter of 2003.

“Our quarterly net income is again up sharply from a year ago,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “This is due to strong operating performance in all of our groups and the continuation of good credit performance.”

Net income of Private Client Group more than doubled on stronger equity markets and cost control initiatives implemented in 2003. Investment Banking Group increased earnings by 28%, and, while Personal and Commercial Client Group results were down, they would have grown 12% excluding an adjustment to card fees that is explained in the following paragraph. The above increases were achieved notwithstanding that the benefits of volume growth in our businesses were partially offset by reduced net interest margins in the competitive low-rate environment.

Personal and Commercial Client Group non-interest revenue was lowered by a $51 million ($33 million after tax) adjustment to credit card fees that increased the recorded liability associated with our customer loyalty rewards program due to rising reward redemption rates.

Year-to-date, net income of $1,134 million was up $326 million or 40% from the comparable period in 2003. Business volumes were up strongly and net income of each of the operating groups was appreciably higher than a year ago. Private Client Group results were up 92% from the comparable period in 2003, while Investment Banking Group net income was 23% higher, as both benefited from the more favourable capital markets environment. Personal and Commercial Client Group net income was 4% higher, but was 12% higher excluding the impact of the adjustment to card fees, as the benefits of volume growth were only partially offset by the impact of lower net interest margins in the competitive low-rate environment. Improved credit performance also contributed significantly to net income growth, as the provision for credit losses was reduced by $250 million ($166 million after tax) from the comparable period a year ago.

“We are well positioned to achieve all of our financial targets for the year,” added Mr. Comper. “We continue to benefit from growth in business volumes, our focus on productivity and our superior asset quality.”

Revenue (on a taxable equivalent basis — see the Non-GAAP Measures section) for the quarter increased $268 million or 12% from a year ago to $2,476 million, but would have grown by $335 million or 15% if the Canadian/U.S. dollar exchange rate had remained at the same level of a year ago. The growth was attributable to improved volumes in each of our operating groups and to $93 million of net investment securities gains this quarter, compared with $45 million of net losses a year ago. These increases were partially offset by the $51 million card fees adjustment and the impact of lower net interest margins, including the effect of a $44 million loss on unwinding hedges associated with investment securities that were sold.

Revenue was up $75 million or 3% from the first quarter, benefiting from higher securities trading commissions, underwriting fees, net investment securities gains and the stronger U.S. dollar. These increases were partially offset by the impact of two fewer calendar days in the second quarter, lower net interest margins and the adjustment to card fees. Year-to-date, revenue rose $351 million or 8%, driven by strong growth in securities trading commissions, underwriting fees and net gains on investment securities, compared with net losses a year ago. Acquired businesses also contributed to the growth. These increases were partially offset by the card fees adjustment, lower securitization revenue and the impacts of lower net interest margins and the weaker U.S. dollar.

During the quarter, there were $52 million of net investment securities gains in Investment Banking Group, primarily on the sale of fixed income securities from its non-relationship portfolio. This portfolio is being reduced as an element of the Group’s business strategies. The gains were largely offset by $44 million of interest expense from the unwinding of associated interest rate swaps. There were also $44 million of net investment securities gains in Corporate Support, primarily from sales of fixed income securities. These sales were from the securities portfolio used in the management of U.S. interest rate risk. The sales helped offset the increased risk to higher interest rates in the U.S. mortgage portfolio resulting from lower expected principal prepayments as mortgage rates increased.

Net interest margin (on a taxable equivalent basis — see the Non-GAAP measures section) for the second quarter of 2004 was 1.80%, a decline of 16 basis points from a year ago and 12 basis points from the first quarter. However, excluding the one-time impact of the accounting for $42 million of mortgage prepayment fees in the first quarter, net interest margin was down 6 basis points from the first quarter, as personal and commercial banking net interest margin was relatively unchanged. Net interest margins are detailed in the Revenue section in the Financial Performance Review.

Non-interest expense of $1,565 million was $81 million or 5% higher than a year ago, but would have increased by $124 million or 8% if the Canadian/U.S. dollar exchange rate were unchanged. The increase was largely attributable to higher performance-based compensation costs and the incremental impact of acquired businesses. The non-interest expense-to-revenue ratio (productivity ratio) was 63.2% (on a taxable equivalent basis—see the Non-GAAP Measures section) in the second quarter, compared with 67.2% a year ago. The cash productivity ratio of 62.2% (on a taxable equivalent basis—see the Non-GAAP Measures section) improved 380 basis points from a year ago. Our target at the start of the year was to improve cash productivity by 150 to 200 basis points in 2004.

This quarter’s specific provision for credit losses was $45 million, down from $120 million in the second quarter of 2003. The decrease reflects the continuing improvement in the performance of BMO’s credit portfolios and our success in selling impaired loans for proceeds in excess of net book value. The net provision for credit losses was $5 million this quarter, consisting of specific provisions of $45 million, net of a $40 million reduction in the general allowance for credit losses. In the first quarter, the net provision for credit losses was $15 million, consisting of a specific provision of $55 million, net of a $40 million reduction in the general allowance. Year-to-date, the provision for credit losses was $20 million, consisting of specific provisions of $100 million, net of a reduction in the general allowance of $80 million. The provision was down from $270 million of specific provisions in the first six months of fiscal 2003. There was no change in the general allowance in the first six months of fiscal 2003. We continue to expect our annual specific provision for credit losses to be at or below $300 million for fiscal 2004, below the $500 million target established at the beginning of the year.

During the quarter, we repurchased 1,350,000 Bank of Montreal common shares under our common share repurchase program at an average cost of $53.60 per share for total consideration of $72.4 million.

Annual Targets for 2004		Performance to April 30, 2004
•	10% to 15% EPS growth	•	39.5% growth for the year-to-date
•	ROE of 16% to 18%	•	19.4% annualized
•	Provision for credit losses of $500 million or less We continue to anticipate specific provisions of $300 million or less in fiscal 2004, as indicated last quarter	•	$100 million for the year-to-date, before the reduction of $80 million of general allowance
•	Tier 1 capital ratio of at least 8.0%	•	9.67%
•	Improve cash productivity ratio by 150 bps to 200 bps	•	330 bps improvement for the year-to-date

2004 Earnings and Economic Outlooks
BMO’s earnings and productivity in the second half of 2003 were appreciably better than in the first half of 2003. Our high EPS growth rate and significant improvement in cash productivity for the current year-to-date relative to our annual 2004 targets are in part due to that earnings pattern in 2003. We continue to anticipate achieving our annual targets for 2004.

Canadian real GDP is now expected to grow 2.3% in 2004, down from our first quarter estimate of 2.8% and year-end estimate of 3.1%. In contrast, U.S. real GDP is projected to grow 4.6% in 2004, unchanged from our first quarter estimate, but up from the year-end estimate of 4.4%. Growth in the Canadian economy has been undermined by the sharp increases in the value of the Canadian dollar experienced in prior quarters, though declining interest rates have provided solid support to domestic demand. In the United States, highly expansionary monetary and fiscal policies, the weaker U.S. dollar and strong productivity growth continue to support the American economy. In both Canada and the United States, the recovery in equity markets continues to promote investment banking and wealth management activities, and low credit costs have underpinned growth in residential mortgages and personal loans. However, healthy increases in business profits and cash flows, together with increased capital financing, have tempered demand for business loans. Expected monetary tightening by the Federal Reserve will likely push North American interest rates higher in the near term, though the stable policy of the Bank of Canada should limit increases in Canadian long-term rates.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO filed certifications, signed by the CEO and CFO, with the SEC in the United States on January 23, 2004 when we filed our Annual Report and other continuous disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our Form 40-F filings of continuous disclosure materials and the effectiveness of controls and procedures over those disclosures. Pursuant to new Canadian securities legislation, BMO’s CEO and CFO will certify the appropriateness of our financial disclosures in BMO’s interim filings with securities regulators, including this quarterly results news release and the attached unaudited interim consolidated financial statements.

As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements. BMO’s Board of Directors continues to approve this document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis of Operations and Financial Condition in BMO’s 2003 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit our web site to view quarterly financial information.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site, at the Canadian Securities Administrators’ web site, www.sedar.com, and on the EDGAR section of the SEC’s web site at www.sec.gov.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2004 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply disruptions; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials
Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Quarterly Conference Call and Webcast Presentations
Interested parties are invited to listen to our quarterly conference call on Wednesday, May 26, 2004 at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Wednesday, June 9, 2004 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering pass code 3482.

A live webcast of the quarterly conference call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 23, 2004.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ian Blair, Toronto, ian.blair@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Lynn Inglis, Director, Investor Relations, lynn.inglis@bmo.com, 416-867-5452
Amanda Mason, Senior Manager, Investor Relations, amanda.mason@bmo.com, 416-867-3562

Chief Financial Officer
Karen Maidment, Senior Executive Vice-President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776

Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW

Non-GAAP Measures

Non-GAAP measures used in the MD&A
($ millions,except as noted)

	Q2-2004	Q1-2004	Q2-2003	YTD-2004	YTD-2003
Net interest income per financial statements (a)	1,186	1,257	1,207	2,443	2,439
Non-interest revenue	1,251	1,106	957	2,357	2,004

Revenue per financial statements (b)	2,437	2,363	2,164	4,800	4,443

Taxable equivalent basis (teb) adjustment (c)	39	38	44	77	83

Net interest income (teb) (a+c) (d) (1)	1,225	1,295	1,251	2,520	2,522
Non-interest revenue	1,251	1,106	957	2,357	2,004

Revenue (teb) (e) (1)	2,476	2,401	2,208	4,877	4,526

Provision for income taxes per financial statements	250	240	135	490	276
Taxable equivalent basis adjustment	39	38	44	77	83

Provision for income taxes (teb) (1)	289	278	179	567	359

Non-interest expense (f)	1,565	1,561	1,484	3,126	3,057
Amortization of intangible assets	(26)	(26)	(26)	(52)	(56)

Cash-based expense (g) (1)	1,539	1,535	1,458	3,074	3,001

Net income	602	532	409	1,134	808
Amortization of intangible assets, net of income taxes	19	19	20	38	42

Cash net income (1)	621	551	429	1,172	850
Preferred share dividends	(20)	(19)	(20)	(39)	(41)
Charge for capital (1)	(299)	(294)	(269)	(593)	(547)

Net economic profit (1)	302	238	140	540	262

Non-interest expense-to-revenue ratio (2) (%) ((f/b) x 100)	64.2	66.1	68.6	65.1	68.8
Non-interest expense-to-revenue (teb) ratio (1)(2) (%) ((f/e) x 100)	63.2	65.0	67.2	64.1	67.5
Cash non-interest expense to revenue (teb) ratio (1)(2) (%) ((g/e) x 100)	62.2	63.9	66.0	63.0	66.3
Net interest margin annualized (%) ((a / average assets) x 100)	1.74	1.87	1.89	1.80	1.89
Net interest margin (teb) annualized (1) (%) ((d / average assets) x 100)	1.80	1.92	1.96	1.86	1.95
EPS (uses net income) ($)	1.12	1.00	0.77	2.12	1.52
Cash EPS (1) (uses cash net income) ($)	1.17	1.03	0.81	2.20	1.60

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.

BMO uses certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Cash earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expenses to derive cash productivity measures.

BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios by period and between institutions related to the choice of tax-advantaged and taxable investments.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

Foreign Exchange
The Canadian dollar equivalent of BMO’s U.S. denominated net income, revenues, expenses, income taxes and provision for credit losses in the second quarter of 2004 and for the year-to-date were lowered relative to the comparable periods a year ago by the weaker U.S. dollar. Compared to the first quarter, the U.S. dollar strengthened and as a result, net income and the other measures mentioned above were increased relative to the first quarter. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the exchange rate. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for the quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section.

Effects of U.S. dollar exchange rate fluctuations on BMO’s results

		Q2-2004		YTD-2004
($ millions, except as noted)		vs. Q2-2003	vs. Q1-2004	vs. YTD-2003
Canadian/U.S. dollar exchange rate (average)
—Q2-2004	1.3394
—Q1-2004	1.3069
—Q2-2003	1.4618
—YTD-2004	1.3230
—YTD-2003	1.5090
Increased (Reduced) revenue		(67)	18	(187)
Reduced (Increased) expense		43	(12)	133
Reduced (Increased) provision for credit losses		3	(1)	17
Reduced (Increased) income taxes		5	(1)	12

Increased (Reduced) net income before hedging gains		(16)	4	(25)
Hedging gains (losses)		—	—	2

Increased (Reduced) net income		(16)	4	(23)

Value Measures
Annualized ROE was 20.4% for the quarter and 19.4% for the year-to-date, ahead of our annual target of 16% to 18%.

EPS of $1.12 rose 45% from the second quarter of 2003. Year-to-date, EPS of $2.12 was up 39% from the comparable period a year ago. BMO targeted 10% to 15% EPS growth for the year.

Net economic profit (NEP) was $302 million (see the Non-GAAP Measures section), compared with $140 million in the second quarter of 2003. Year-to-date, NEP was $540 million, up from $262 million in the first six months of 2003. Net economic profit represents cash net income available to common shareholders, less a charge for capital.

The total shareholder return (TSR) on an investment in BMO common shares was negative 9.6% during the second quarter, giving up some of the 17.9% return earned in the first quarter. The TSR for the twelve months ended April 30, 2004 was 33.1%, the third best of the banks.

BMO’s average annual TSR for the five-year period ended April 30, 2004 was 14.8%, fourth best of the banks and equal to the six-bank average. The comparable TSX average annual total return was 4.7%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.

Net Income
Net income for the second quarter of 2004 was $602 million, an increase of $193 million or 47% from the second quarter of 2003. The increase was driven by improved non-interest revenues and a reduced provision for credit losses, as we continue to benefit from favourable credit performance and improving economic conditions. Net income of Private Client Group more than doubled on stronger equity markets and cost control initiatives implemented in 2003. The benefits of volume growth in our businesses were partially offset by reduced net interest margins in the competitive low-rate environment. Nonetheless, Investment Banking Group achieved 28% earnings growth, while Personal and Commercial Client Group results were down, but would have grown 12% excluding an adjustment to card fees that is explained below.

Personal and Commercial Client Group non-interest revenue was lowered by a $51 million ($33 million after tax) adjustment to credit card fees that increased the recorded liability associated with our customer loyalty rewards program due to rising reward redemption rates.

For the year-to-date, net income of $1,134 million was up $326 million or 40%. The increase was due to business growth in our operating groups, a lower provision for credit losses and net gains on investment securities compared with net losses in the prior year.

Net income from U.S.-based businesses totalled $130 million or 22% of BMO’s net income in the quarter, compared with $112 million or 27% in the second quarter a year ago. Net income would have increased by $34 million if the Canadian/U.S. exchange rate had remained unchanged from a year ago. Year-to-date, net income from U.S.-based businesses totalled $180 million or 16% of BMO’s net income, compared with $181 million or 22% for the comparable period in 2003. Net income would have increased by $22 million if the Canadian/U.S. exchange rate had remained unchanged.

Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.

Revenue of $2,476 million increased $268 million or 12% from the second quarter of last year, as higher non-interest revenue more than offset a decline in net interest income due to lower net interest margins. Revenue growth was lowered $67 million or three percentage points by the weaker U.S. dollar. Revenue increased $75 million from the first quarter, as higher non-interest income and the impact of the stronger U.S. dollar offset the effect of two fewer calendar days in the second quarter and the inclusion of a net $16 million of one-time revenue increases in the first quarter related to changes in accounting for mortgage loan prepayment fees and subsidiary holdings of BMO shares. Year-to-date, revenue rose $351 million or 8%, driven by higher non-interest income. Revenue growth was lowered $187 million or 4 percentage points by the weaker U.S. dollar.

Net interest income declined $26 million or 2% from the second quarter of last year to $1,225 million. Net interest margin was 1.80% for the quarter, a decline of 16 basis points from a year ago. Average assets rose $15 billion to $277 billion. The impact of lower net interest margin more than offset volume growth.

Net Interest Margin (teb)

		Increase	Increase		Increase
		(Decrease)	(Decrease)		(Decrease)
(in basis points)	Q2-2004	vs. Q2-2003	vs. Q1-2004	YTD-2004	vs. YTD-2003
P&C Canada	271	(20)	(2)	272	(20)
P&C United States	395	8	(6)	398	10

Personal and Commercial Client Group	289	(16)	(2)	290	(16)
Private Client Group	941	(125)	(80)	980	(19)
Investment Banking Group	85	(17)	(7)	88	(15)
Corporate Support, including T&S	nm	nm	nm	nm	nm

Total BMO	180	(16)	(12)	186	(9)

nm — not meaningful

Compared to the same period last year, Personal and Commercial Client Group net interest margin was higher in the United States, but lower in Canada again this quarter due to the changes in consumer product preferences and the competitive environment experienced in recent quarters. In Canada, reduced net interest margin in personal and commercial banking had been expected and we continue to expect net interest margins to be under pressure in the foreseeable future. Investment Banking Group net interest margin was also down from a year ago, primarily due to lower balances in corporate loans and increased interest expense resulting from the unwinding of hedges related to fixed income investment securities that were sold.

Relative to the first quarter, net interest income fell $70 million, in part due to a one-time $42 million increase in net interest income related to accounting for mortgage prepayment fees in the first quarter and two fewer calendar days in the second quarter. Average assets rose $9 billion or 3%. Net interest margin fell 12 basis points, or 6 basis points excluding the impact of the mortgage prepayment fees. Margins in personal and commercial banking declined modestly in Canada and in the United States. They fell somewhat more in Investment Banking Group due to the unwinding of the hedges referred to above.

Year-to-date, net interest income declined $2 million to $2,520 million. The reduction was attributable to lower net interest margins as average assets increased $12 billion. Net interest margin was lower in all operating groups due to the same factors discussed above.

Non-interest revenue increased $294 million or 31% from the second quarter of the prior year to $1,251 million. There were sharp increases in Investment Banking Group and Private Client Group, which benefited from increased client-trading volumes and higher managed asset levels. Securities trading commissions and equity origination fees were up significantly from a year ago, while debt origination fees also rose. Revenue growth also benefited from the incremental impact of the acquisition of Harris Nesbitt Gerard (HNG), but was reduced by the adjustment to card fees in Personal and Commercial Client Group. Net investment securities gains also contributed to the increase in non-interest revenue, totalling $93 million in the quarter, compared with $45 million of net losses a year ago. Higher net gains were in part due to a decline in investment write-downs, which totalled $20 million in the current quarter, compared with $55 million a year ago. The overall impact of securities gains in the quarter was partially offset by a $44 million charge against net interest income on unwinding hedges associated with investment securities that were sold.

Relative to the first quarter, non-interest revenue rose $145 million or 13% due to higher securities trading commissions, underwriting fees, mutual fund fees and foreign exchange revenues in the second quarter, and a one-time $26 million reduction in trading revenue in the first quarter related to a change in accounting for subsidiary holdings of BMO shares. A $53 million increase in net investment securities gains was partially offset by a $30 million increase in losses on unwinding hedges associated with investment securities that were sold. Other increases in revenue were partially offset by the adjustment to card fees.

Year-to-date, non-interest revenue increased $353 million or 18%, driven by higher securities trading commissions, equity and debt underwriting fees, mutual fund revenues, the inclusion of HNG and net gains on investment securities, compared with net losses in the prior year. Growth was reduced by lower securitization revenues, the card fees adjustment and the impact of the weaker U.S. dollar. Net investment securities gains were $133 million for the current year-to-date, compared with losses of $61 million for the comparable period a year ago. Higher net gains were in part due to a decline in investment write-downs, which totalled $34 million for the year-to-date, compared with $89 million in the comparable period a year ago. This year’s net investment securities gains were partially offset by lower net interest income from losses of $58 million on unwinding hedges associated with investment securities that were sold.

Non-Interest Expenses
Non-interest expenses of $1,565 million in the second quarter increased $81 million or 5% from the second quarter of last year. Adjusting for the $43 million effect of the weaker U.S. dollar, expenses would have been $124 million or 8% higher than a year ago. The increase was attributable to a $90 million increase in performance-based compensation costs and the incremental impact of acquired businesses.

Non-interest expenses were $4 million higher than in the first quarter, as the impact of the higher Canadian/U.S. dollar exchange rate was offset by lower performance-based compensation costs and the effect of two fewer calendar days in the second quarter. Year-to-date, non-interest expenses of $3,126 million were $69 million or 2% higher than in the comparable period a year ago, reflecting higher performance-based compensation costs and the impact of acquired businesses. These increases were partially offset by the effects of cost-containment efforts, the change in accounting policy to capitalize certain costs of internally developed software in 2004, and the lower Canadian/U.S. dollar exchange rate.

Our productivity ratio of 63.2% in the second quarter improved 400 basis points from a year ago and 180 basis points from the first quarter. The cash productivity ratio of 62.2% improved 380 basis points from a year ago and 170 basis points from the first quarter. Year-to-date, our productivity ratio improved 340 basis points to 64.1% and our cash productivity ratio improved 330 basis points to 63.0%. At the beginning of the year, we targeted a reduction of 150 to 200 basis points in our cash productivity ratio in fiscal 2004.

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in this MD&A.

The provision for income taxes increased $110 million from the second quarter a year ago, reflecting higher earnings before income taxes and a higher effective tax rate. The provision increased $11 million from the first quarter, but would have been $30 million higher excluding a $19 million future income tax adjustment related to U.S. real estate recorded in the first quarter. The increase was also reflective of higher earnings before income taxes and a higher effective tax rate.

The effective tax rate for the quarter was 31.9%, compared with 29.6% in the second quarter a year ago and 33.7% in the first quarter (31.4% excluding the previously mentioned future tax adjustment).

The increase from a year ago related to a higher proportion of income from higher tax rate jurisdictions and proportionately lower tax benefits, partially offset by net reductions in statutory tax rates.

The first quarter’s tax rate benefited from the change in the Ontario tax rate. The statutory tax rate change resulted in an increase in future tax assets, which had the effect of lowering the effective tax rate in the first quarter.

Year-to-date, the effective tax rate was 32.8% (31.7% excluding the $19 million future tax adjustment), up from 29.9% a year ago due to recognition of proportionately higher tax benefits in 2003. We continue to expect that the effective rate in 2004 will be 31% to 32% and consider this rate to be sustainable.

BMO hedges the foreign exchange risk arising from its net investment in foreign operations by funding the net investment in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the net investment in foreign operations are charged or credited to shareholders’ equity, but usually are approximately equal and offsetting. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the net investment in foreign operations does not attract income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in exchange rates from period-to-period. This year’s hedging losses have given rise to an income tax recovery in shareholders equity of $120 million in the second quarter and $138 million for the year-to-date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.

Balance Sheet
Total assets of $273.1 billion increased $16.6 billion from October 31, 2003. The increase primarily comprised growth in cash resources ($2.4 billion), securities ($2.6 billion), net loans and acceptances ($10.3 billion) and other assets ($1.0 billion). The higher Canadian/U.S. dollar exchange rate accounted for $3.8 billion of the increase.

The $2.4 billion increase in cash resources occurred in deposits with banks.

Growth in securities consisted of an increase of $3.9 billion in trading securities, partially offset by a $1.3 billion decrease in investment securities. The increase in trading securities related to higher holdings in equities and Canadian government securities. The decrease in investment securities reflected a reduced position in Canadian government securities, partly offset by an increase in U.S. governments’ securities. Unrealized gains on investment securities increased $14 million from last year-end and $36 million from the first quarter to $326 million. Higher unrealized gains on corporate equities more than offset reductions in unrealized gains on U.S. government securities and corporate debt.

The $10.3 billion increase in net loans and acceptances was attributable to a $4.4 billion increase in residential mortgages and retail loans, which continue to grow in the low interest rate environment, a $4.1 billion increase in securities purchased under resale agreements and a $1.6 billion increase in net loans to businesses and governments and related acceptances.

Total liabilities increased $15.6 billion from October 31, 2003, reflecting a $13.4 billion increase in deposits and a $2.4 billion increase in securities sold but not yet purchased.

Deposits by banks, which account for 13% of total deposits, decreased $0.8 billion. Deposits by business and governments, which account for 46% of total deposits, increased $12.1 billion, and were primarily used to fund growth in deposits with banks, securities, and loans. Deposits from individuals, which tend to be more stable, increased $2.1 billion and accounted for 41% of total deposits, compared with 43% at October 31, 2003.

Risk Management
The provision for credit losses totalled $5 million in the quarter, comprised of a $45 million specific provision net of a $40 million reduction in the general allowance for credit losses. A year ago, results reflected a specific provision for credit losses of $120 million and no change in the general allowance. The lower provision reflects the continuing improvement in the performance of BMO’s credit portfolios and success in the sale of non-performing loans for proceeds in excess of net book value. The $45 million specific provision represents an annualized 12 basis points of average net loans and acceptances, including securities purchased under resale agreements, compared with 32 basis points in the second quarter a year ago. In the first quarter, the provision for credit losses totalled $15 million, comprised of a $55 million specific provision net of a $40 million reduction in the general allowance.

The year-to-date provision for credit losses was $20 million, comprised of a $100 million specific provision net of an $80 million reduction in the general allowance. This compares with a $270 million specific provision in the first six months of fiscal 2003. There was no change in the general allowance in the year ago period. We continue to expect our annual specific provision for credit losses to be at or below $300 million for fiscal 2004, below the $500 million target established at the beginning of the year.

Asset quality and credit performance improved again in the quarter and our outlook on credit quality remains positive for 2004. Corporate default rates and non-performing loans are declining, U.S. economic growth is expected to remain strong and BMO has no significant exposure to those industry sectors considered to be of most concern in today’s economy. Nonetheless, we remain attentive to factors that could affect credit quality including: further deterioration in the U.S. electric power generation sector, the ongoing negative effects of the 2003 BSE (mad cow disease) outbreak on the Canadian cattle farming sector, the ongoing softwood lumber dispute between Canada and the United States, a resumption of the rapid rise in the Canadian dollar relative to the U.S. dollar and the potential for rapid interest rate increases by the U.S. Federal Reserve. The U.S. dollar has strengthened relative to the Canadian dollar in the second quarter. However, significant weakening of the U.S. dollar could impact our Canadian Commercial/Corporate loan portfolio, particularly our exposures to those industries that depend heavily on exports or for which there is substantial import competition, such as the automotive industry.

Gross impaired loans totalled $1,503 million at the end of the quarter, compared with $1,786 million at the end of the first quarter and $1,918 million at the end of last year. The decreases were primarily due to sales of impaired loans, write-offs and low impaired loan formations. Gross impaired loans represented 0.95% of gross loans and acceptances at the end of the quarter, compared with 1.18% at the end of the first quarter and 1.30% at the end of 2003. Gross impaired loans as a percentage of equity and allowance for credit losses improved to 9.0%, down from 11.0% at the end of the first quarter and 12.2% at the end of 2003. Impaired loans, after deduction of $567 million of specific allowances for credit losses, totalled $936 million, compared with $1,189 million at the end of the first quarter and $1,313 million at the end of last year.

New impaired loan formations were $190 million in the quarter, down $52 million from the first quarter and $160 million from the second quarter a year ago. Year-to-date, formations were $432 million, down $225 million or 34% from the same period a year ago. Formations were not concentrated in any specific sector or industry and were in line with expectations, as North American economic conditions continue to improve.

Write-offs, excluding $14 million of recoveries on loans previously written-off, were $121 million in the quarter, up from $109 million in the first quarter. Year-to-date, write-offs totalled $230 million, down $24 million or 9% from the comparable period in 2003.

During the quarter, BMO sold $255 million of gross non-performing loans, having a net book value of $199 million, for proceeds of $245 million. Year-to-date, there were $401 million of sales of gross non-performing loans, having a net book value of $308 million, for proceeds of $380 million. BMO has realized a significantly greater volume of sales to date in 2004, as the strengthening economy has helped improve confidence and investors seeking higher returns have demonstrated a strong appetite for this product. Most of the sales related to the electric power generation sector, with the remainder representing a variety of sectors.

Given the improvement in the credit quality of the loan portfolio and the general improvement in market conditions, we reduced the general allowance by $40 million in each of the first and second quarters. The general allowance, which totalled $1,100 million after these reductions, remains adequate. It is maintained to absorb impairment in the existing portfolio that cannot yet be associated with specific credit assets. The sufficiency and appropriateness of the general allowance will continue to be reviewed on a quarterly basis as required under GAAP.

The total allowance for credit losses of $1,667 million at the end of the quarter, comprised of a specific allowance of $567 million and a general allowance of $1,100 million, was down $70 million from the first quarter and $118 million from the end of last year, primarily because of write-offs and the reductions of the general allowance. We believe the total allowances for credit losses fully address impairment in the credit portfolio.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios. These portfolios have grown significantly over the past two years, increasing from 72% to 80% of the loan book over that period, as we focused on re-positioning the balance sheet with more stable assets.

BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 48 to 51 of the 2003 Annual Report. There have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. Trading and underwriting risk is generally consistent with that of the first quarter and we remain positioned to take advantage of volatility in interest rate markets. There were no significant changes to risk practices in the quarter.

Capital Management
BMO’s Tier 1 capital ratio increased to 9.67%, from 9.65% at the end of the first quarter and 9.55% at the end of 2003. The total capital ratio was 11.53%, compared with 11.67% at the end of the first quarter and 12.09% at the end of last year. Commencing in the first quarter of 2004, investments in insurance subsidiaries are deducted in calculating the total capital ratio, an adjustment that is required because these investments are now considered substantial. The decline in the total capital ratio from the first quarter was attributable to growth in assets, partially offset by higher capital levels due to growth in shareholders’ equity.

On August 5, 2003, BMO announced a program to repurchase, through a normal course issuer bid, up to 15 million common shares, or approximately 3% of our then issued and outstanding common shares. Repurchases can occur during the period ending August 6, 2004. During the quarter, BMO repurchased 1,350,000 shares at an average cost of $53.60 per share for a total of $72.4 million. Since the program’s inception, BMO has repurchased 1,782,800 shares at an average cost of $52.12 per share for a total of $92.9 million.

Critical Accounting Policies
The notes to BMO’s October 31, 2003 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2003, specifically changes in accounting policy as a result of new requirements on sources of GAAP.

Page 44 of the 2003 Annual Report contains a discussion of certain accounting policies that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes
During the quarter, the CICA proposed some amendments to its accounting guideline on consolidation of variable interest entities (VIEs). We expect to adopt the CICA’s amended accounting guideline on consolidation of VIEs on November 1, 2004. BMO’s VIEs include bank securitization vehicles, our high-grade structured investments entities, mutual funds and personal trusts for which we manage assets, our high-yield collateralized bond obligations entities and customer securitization entities. Note 8 to the audited annual consolidated financial statements on page 81 of BMO’s 2003 Annual Report provides information on our VIEs. Our interests in our high-yield collateralized bond obligations were disposed of during the first quarter with minimal impact on net income. We currently anticipate that:

•	Bank securitization vehicles, our interests in high-grade structured investment entities, and mutual funds and certain personal trusts will not be subject to consolidation under the proposed amended guideline.
•	Our arrangements with customer securitization vehicles will be restructured prior to November 1, 2004 in order to meet the criteria for non-consolidation. These vehicles held approximately $24 billion of assets and liabilities at quarter end and have been consolidated since January 31, 2004 for purposes of determining BMO’s U.S. GAAP results.

In the first quarter of 2005, we will adopt new accounting rules on the classification of financial instruments as liabilities or equity. Under the new rules we expect to reclassify approximately $850 million of preferred shares and $1,150 million of non-controlling interest in subsidiaries to debt. This change in accounting is expected to reduce net income by approximately $45 million in fiscal 2005 and subsequent years due to the reclassification of preferred share dividends to interest expense. The change will not have any impact on earnings per share or net income available to common shareholders since preferred share dividends are currently deducted from net income in determining these measures.

Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with one of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.

REVIEW OF OPERATING GROUPS PERFORMANCE

The following sections review the financial results of each of our operating groups for the second quarter of 2004, and outline some of their business achievements in the quarter.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect the transfers. Note 8 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses.

Operating Groups Summary Income Statements and Statistics

	Q2-2004					YTD-2004
				Corp. incl.	Total				Corp. incl.	Total
($ millions, except as noted)	P&C	PCG	IBG	T&S	BMO	P&C	PCG	IBG	T&S	BMO
Net interest income (teb)	834	125	313	(47)	1,225	1,671	256	648	(55)	2,520
Non-interest revenue	326	365	441	119	1,251	699	705	841	112	2,357

Total revenue (teb)	1,160	490	754	72	2,476	2,370	961	1,489	57	4,877
Provision for credit losses	75	1	45	(116)	5	151	1	89	(221)	20
Non-interest expense	763	391	385	26	1,565	1,524	783	770	49	3,126

Income before income taxes and non -controlling interest in subsidiaries	322	98	324	162	906	695	177	630	229	1,731
Income taxes (teb)	111	35	111	32	289	237	59	205	66	567
Non-controlling interest in subsidiaries	—	—	—	15	15	1	—	—	29	30

Net income Q2-2004	211	63	213	115	602	457	118	425	134	1,134

Net income Q1-2004	246	55	212	19	532

Net income Q2-2003	217	27	166	(1)	409	438	62	347	(39)	808

Other statistics
Net economic profit	108	33	88	nm	302	247	56	171	nm	540
Return on equity	20.8%	16.2%	18.6%	nm	20.4%	22.3%	14.9%	18.3%	nm	19.4%
Cash return on equity	21.6%	19.0%	18.6%	nm	21.1%	23.1%	17.8%	18.3%	nm	20.1%
Non-interest expense-to-revenue ratio (teb)	65.8%	79.7%	51.1%	nm	63.2%	64.3%	81.5%	51.7%	nm	64.1%
Cash non-interest expense-to- revenue ratio (teb)	64.9%	76.5%	51.1%	nm	62.2%	63.5%	78.1%	51.7%	nm	63.0%
Net interest margin (teb)	2.89%	9.41%	0.85%	nm	1.80%	2.90%	9.80%	0.88%	nm	1.86%
Average common equity	3,934	1,536	4,382	1,740	11,592	3,934	1,536	4,382	1,507	11,359
Average assets ($ billions)	117.2	5.4	150.3	3.9	276.8	115.9	5.2	147.4	3.9	272.4
Full-time equivalent staff	19,508	5,333	2,149	6,761	33,751

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

		Increase			Increase				Increase
		(Decrease)			(Decrease)				(Decrease)
($ millions, except as noted)	Q2-2004	vs. Q2-2003			vs. Q1-2004			YTD-2004	vs. YTD-2003
Net interest income (teb)	834	26	3%		(3)	—		1,671	31	2%
Non-interest revenue	326	(35)	(10%	)	(47)	(13%	)	699	(27)	(4%	)

Total revenue (teb)	1,160	(9)	(1%	)	(50)	(4%	)	2,370	4	—
Provision for credit losses	75	—	—		(1)	—		151	—	—
Non-interest expense	763	5	1%		2	—		1,524	(14)	(1%	)

Income before income taxes and non-controlling interest in subsidiaries	322	(14)	(4%	)	(51)	(14%	)	695	18	3%
Income taxes (teb)	111	(7)	(6%	)	(15)	(13%	)	237	—	—
Non-controlling interest in subsidiaries	—	(1)	(61%	)	(1)	(45%	)	1	(1)	(41%	)

Net income	211	(6)	(3%	)	(35)	(14%	)	457	19	4%

Amortization of intangible assets (after tax)	8	—	—		1	5%		15	(1)	(1%	)

Cash net income	219	(6)	(3%	)	(34)	(14%	)	472	18	4%

Return on equity	20.8%		(0.8%	)		(3.0%	)	22.3%		0.9%
Cash return on equity	21.6%		(0.8%	)		(3.0%	)	23.1%		0.9%
Non-interest expense-to-revenue ratio (teb)	65.8%		0.9%			2.9%		64.3%		(0.7%	)
Cash non-interest expense-to-revenue ratio (teb)	64.9%		0.7%			2.7%		63.5%		(0.9%	)
Net interest margin (teb)	2.89%		(0.16%	)		(0.02%	)	2.90%		(0.16%	)
Average assets	117,194	8,761	8%		2,643	2%		115,858	7,921	7%

Financial Performance Review
Net income of $211 million for the second quarter of 2004 declined $6 million or 3% from the prior year. Generally, revenue growth exceeded expense growth in both Canada and the United States. However, in Canada, non-interest revenue was lowered by a $51 million ($33 million after tax) adjustment to credit card fees that increased the recorded liability associated with our customer loyalty rewards program due to rising reward redemption rates. Year-to-date, net income was up $19 million or 4% from the comparable period in 2003, driven by lower costs and a lower effective tax rate. Excluding the card fees adjustment, net income would have increased from the prior year by $27 million or 12% in the second quarter and by $52 million or 12% year-to-date.

Relative to the first quarter, net income declined $35 million or 14%, primarily because of two fewer days in the quarter and the card fees adjustment. Year-to-date, net income was up $19 million or 4% from the comparable period in 2003, driven by lower costs and a lower effective tax rate.

Revenue for the quarter fell $9 million or 1% from the second quarter a year ago to $1,160 million. In Canada, strong volume growth in mortgages, personal loans and personal and commercial deposits was more than offset by the effects of lower net interest margins and the adjustment to card fees. The lower margins are attributable to competitive pressures, historically-low interest rates and shifts in customer preferences toward lower spread products. We anticipate further reductions in net interest margin in Canada in the foreseeable future. In the United States, growth in loan and deposit volumes and higher net interest margins more than offset the effects of the weaker U.S. dollar.

Revenue declined $50 million from the first quarter. A modest increase in the United States was offset by a decline in Canada, primarily due to the card fees adjustment and two fewer calendar days in the second quarter. Year-to-date, revenue increased $4 million. Strong volume and transaction-based revenue growth in Canada were offset by lower net interest margins and the card fees adjustment. In the United States, the effects of volume growth and higher net interest margins were partially offset by the impact of the weaker U.S. dollar. Excluding the card fees adjustment, revenue would have increased from the prior year by $42 million or 4% for the second quarter and by $55 million or 2% year-to-date.

Non-interest expense rose $5 million or 1% from the second quarter a year ago to $763 million. A modest decline in Canada was more than offset by an increase in the United States, as higher employee benefits and new branch opening costs more than offset the effects of the weaker U.S. dollar. Relative to the first quarter, non-interest expense was up $2 million, as costs were lower in Canada but higher in the United States. The decline in Canada reflects two fewer days in the quarter, while the increase in the United States was primarily due to the impact of the stronger U.S. dollar. For the six-month period ended April 30, 2004, non-interest expense of $1,524 million was $14 million or 1% lower than the comparable period in the prior year. In Canada, the decline primarily reflected lower performance-based incentive costs and the change in accounting policy to capitalize certain costs of internally developed software in 2004, while the United States benefited from the impact of the lower Canadian/U.S. dollar exchange rate.

The Group’s productivity ratio in the quarter increased from a year ago and from the first quarter, as outlined in the preceding table. The increase was attributable to the adjustment to card fees. Excluding that adjustment, the productivity ratio was 63.0%, an improvement of 190 basis points from a year ago but up 10 basis points from the first quarter. Year-to-date, the productivity ratio improved 70 basis points and the cash productivity ratio improved 90 basis points. Excluding the card fees adjustment, the year-to-date productivity ratio improved 200 basis points and the cash productivity ratio improved 220 basis points.

Net income from U.S. operations represented 12% of total Personal and Commercial Client Group net income in the second quarter, compared with 10% a year ago and 11% in the first quarter. Year-to-date, earnings from U.S. operations represented 12% of the Group’s net income.

BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $142 million of corporate mid-market revenue and $51 million of net income in U.S. results for the quarter, and $275 million of revenue and $96 million of net income in results for the year-to-date.

If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 29% of the Group’s earnings for the quarter, compared with 12% as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 27% of the Group’s revenue for the quarter, compared with 18% as currently reported. On a similarly stated basis for the year-to-date, U.S. net income would represent 27% of Group net income, compared with 12% as currently reported. The total return on equity, after including the U.S. commercial banking unit, would be 21.5% for the quarter, compared with 20.8% as currently reported, and the non-interest expense-to-revenue ratio would be 62.0%, compared with the 65.8% currently reported.

Personal and Commercial Client Group Adjusted to Include U.S.-based Mid-market Business

		Increase			Increase				Increase
		(Decrease)			(Decrease)				(Decrease)
($ millions, except as noted)	Q2-2004	vs. Q2-2003			vs. Q1-2004			YTD-2004	vs. YTD-2003
Canada — revenue	948	(23)	(2%	)	(56)	(5%	)	1,952	(5)	—
United States — revenue	354	13	3%		15	4%		693	(7)	(1%	)

Total revenue (teb)	1,302	(10)	(1%	)	(41)	(3%	)	2,645	(12)	—

Canada — net income	185	(10)	(5%	)	(33)	(15%	)	403	8	2%
United States — net income	77	3	4%		4	6%		150	4	2%

Total net income	262	(7)	(3%	)	(29)	(10%	)	553	12	2%

Canada — return on equity	23.9%		(3.8%	)		(3.9%	)	25.9%		(1.7%	)
United States — return on equity	17.2%		3.8%			1.3%		16.6%		3.7%
Total — return on equity	21.5%		—			(2.0%	)	22.5%		1.3%
Canada — non-interest expense-to-revenue ratio	63.6%		1.2%			3.0%		62.1%		(0.2%	)
United States — non-interest expense-to-revenue ratio	57.8%		(0.7%	)		(0.5%	)	58.1%		(1.5%	)
Total — non-interest expense-to-revenue ratio	62.0%		0.6%			2.0%		61.0%		(0.6%	)

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on pages 28 to 31 of BMO’s 2003 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2004 objectives are listed below.

•	The Group achieved strong growth in Canada where loans and acceptances, after adding back the effects of securitizations, increased $6.2 billion or 6.8% from the second quarter of 2003, and $1.5 billion or 1.5% from the first quarter of 2004. Personal and commercial deposits grew $3.3 billion or 9.0% from a year ago, and $0.3 billion or 0.9% from the first quarter.

•	In Canada, the most recently available data indicates that BMO continued to rank second in business banking market share for business loans $5 million and below. However, business banking market share declined 45 basis points year-over-year and 5 basis points from the first quarter of 2004 to 19.23%. Personal loans and mortgages market share declined 32 basis points from a year ago and 5 basis points from the first quarter to 13.68%, as we continue to lose market share to aggressive price-based competitors. Personal deposit market share declined 14 basis points from the second quarter of 2003 and 2 basis points from the first quarter of 2004 to 13.35%.

•	On April 24, 2004, BMO Financial Group, WestJet Airlines Ltd. (WestJet), and The Loyalty Group, creator and manager of the AIR MILES Reward Program, introduced the new Gold WestJet 1/$15 AIR MILES Reward Option for Mosaik MasterCard. This new partnership provides BMO Mosaik MasterCard personal and small business cardholders with exclusive reward miles savings when they redeem for WestJet flights. Cardholders can also take advantage of unique WestJet benefits such as earned companion flights. They will also receive a credit each year (up to $70 or $105 for small business) towards the BMO Bank of Montreal Banking Plan of their choice, meaning that some customers can use BMO Bank of Montreal’s most popular banking plans with no monthly fees.

•	In the United States, loans increased $1.7 billion or 17% from a year ago, on the strength of consumer loan growth of 19% and small business loan growth of 12%, in a difficult market environment.

•	Chicagoland Banking completed the acquisition of Lakeland Community Bank on March 1, adding two new locations and bringing our current branch count to 154. Including the addition of 8 full-service branches from the New Lenox State Bank acquisition, which is expected to close in the third quarter, we anticipate having 169 locations at the end of the year.

PRIVATE CLIENT GROUP

		Increase			Increase				Increase
		(Decrease)			(Decrease)				(Decrease)
($ millions, except as noted)	Q2-2004	vs. Q2-2003			vs. Q1-2004			YTD-2004	vs. YTD-2003
Net interest income (teb)	125	(10)	(7%	)	(6)	(4%	)	256	(16)	(6%	)
Non-interest revenue	365	104	40%		25	7%		705	131	23%

Total revenue (teb)	490	94	24%		19	4%		961	115	14%
Provision for credit losses	1	—	—		1	1%		1	(1)	(45%	)
Non-interest expense	391	39	11%		(1)	—		783	34	4%

Income before income taxes	98	55	+100%		19	27%		177	82	86%
Income taxes (teb)	35	19	+100%		11	53%		59	26	76%

Net income	63	36	+100%		8	16%		118	56	92%

Amortization of intangibles (after tax)	11	—	—		—	—		22	(3)	(14%	)

Cash net income	74	36	93%		8	12%		140	53	60%

Return on equity	16.2%		10.3%			2.6%		14.9%		8.0%
Cash return on equity	19.0%		10.1%			2.4%		17.8%		7.8%
Non-interest expense-to-revenue ratio (teb)	79.7%		(9.4%	)		(3.6%	)	81.5%		(7.0%	)
Cash non-interest expense-to-revenue ratio (teb)	76.5%		(7.7%	)		(3.2%	)	78.1%		(5.5%	)
Net interest margin (teb)	9.41%		(1.25%	)		(0.80%	)	9.80%		(0.19%	)
Average assets	5,417	217	4%		325	6%		5,253	(249)	(5%	)

Financial Performance Review
Net income of $63 million increased $36 million or 140% from the second quarter of 2003. Earnings growth was achieved primarily through higher commission and fee-based revenues, which more than offset a moderate decline in net interest income. Relative to the first quarter of 2004, net income improved $8 million or 16%, on further growth in commission and fee-based revenues. Year-to-date, net income improved by $56 million or 92% from the comparable period in 2003.

Revenue of $490 million in the second quarter rose $94 million or 24% from a year ago. Focused revenue generating initiatives and improved market fundamentals drove higher client-trading volumes and increased managed assets balances, resulting in a $104 million improvement in non-interest revenues. Lower net interest margins earned in Term Products caused net interest income to decline by $10 million. Relative to the first quarter of 2004, revenue rose $19 million or 4%. Year-to-date, revenue increased $115 million or 14% from the comparable period in 2003, but would have grown $152 million or 18% if the Canadian/U.S. dollar exchange rate had remained unchanged. The improvement was attributable to the same factors that produced the year-over-year increase in quarterly revenues.

Non-interest expense of $391 million in the second quarter increased $39 million or 11% from a year ago. Expense growth was limited primarily to incremental revenue-based costs, as the Group continued to focus on improving productivity through sustained cost containment, while continuing to realize the benefits of cost reduction initiatives in 2003. The Group’s productivity ratio improved by 940 basis points from a year ago, reflecting disciplined management of non-revenue-based expenses. Year-to-date, expenses increased $34 million or 4% from the comparable period in 2003, but would have increased $74 million or 10% if the Canadian/U.S. dollar exchange rate had remained unchanged. Year-to-date, the productivity ratio improved 700 basis points and the cash productivity ratio improved 550 basis points.

Net income from U.S. operations of $nil in the second quarter improved $15 million from the second quarter of 2003. Cash net income was $9 million. Revenue rose $11 million from a year ago, but would have grown $23 million or 17% if the Canadian/U.S. dollar exchange rate had remained unchanged. Revenue growth was comprised primarily of higher commission and fee-based revenues, combined with a moderate improvement in net interest income. Expenses declined $11 million from a year ago, but would have increased $2 million or 1% if the Canadian/U.S. dollar exchange rate had remained unchanged. U.S. operations’ cash productivity ratio improved by close to 1,300 basis points from the second quarter a year ago, due to cost reduction initiatives completed in the prior year. Year-to-date, the net loss from U.S. operations was $1 million, compared with a net loss of $29 million a year ago.

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on page 33 of BMO’s 2003 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2004 objectives are set out below.

•	The Group’s $285 billion of assets under management and administration, including term investments, increased 6% from the second quarter of 2003, or by 14% excluding the effect of the weaker U.S. dollar on U.S.-based assets and the exit of assets associated with a sub-custodial client relationship that was discontinued in the first quarter. Revenues associated with that sub-custodial service were minimal.

•	Full Service Investing assets grew 18% year-over-year to $71 billion. North American Direct Investing assets increased 19% year-over-year to $50 billion, but would have increased by 24% excluding the effect of the weaker U.S. dollar.

•	BMO InvestorLine was named as the top choice for established investors in The Globe and Mail 2004 RRSP Online Broker Survey. This marks BMO InvestorLine’s 9th top industry rating in the past three years. In addition, Harrisdirect received a four star rating in Barron’s Annual Online Broker Survey.

•	BMO and two other original shareholders increased their respective ownership interests in Fullgoal Fund Management Company Ltd. from 17% to 28%. The increased ownership is subject to approval from the China Securities Regulatory Commission. BMO is working with Fullgoal, a China-based fund management firm, to create mutual fund products and distribute them locally in China.

•	The Harris Insight Tax-Exempt Bond Fund was recognized by The New York Times as the leader in the Municipal Bond Fund category based on annualized returns for the 5-year period ended March 31, 2004.

•	Guardian Group of Funds Ltd. and BMO Mutual Funds continue to outperform the mutual fund industry, with quarterly net sales exceeding the industry average.

INVESTMENT BANKING GROUP

		Increase			Increase				Increase
		(Decrease)			(Decrease)				(Decrease)
($ millions, except as noted)	Q2-2004	vs. Q2-2003			vs. Q1-2004			YTD-2004	vs. YTD-2003
Revenue (teb)	754	116	18%		19	2%		1,489	164	12%
Provision for credit losses	45	(12)	(23%	)	1	1%		89	(27)	(24%	)
Non-interest expense	385	47	14%		—	—		770	67	9%

Income before income taxes	324	81	33%		18	6%		630	124	25%
Income taxes (teb)	111	34	45%		17	17%		205	46	29%

Net income	213	47	28%		1	1%		425	78	23%

Return on equity	18.6%		5.1%			0.5%		18.3%		4.4%
Non-interest expense-to-revenue ratio (teb)	51.1%		(1.8%	)		(1.3%	)	51.7%		(1.4%	)
Net interest margin (teb)	0.85%		(0.17%	)		(0.07%	)	0.88%		(0.15%	)
Average assets	150,301	7,186	5%		5,802	4%		147,368	5,036	4%

Financial Performance Review
Record net income of $213 million for the second quarter of 2004 increased $47 million or 28% from the prior year, driven by higher revenues and a reduction in the provision for credit losses. Net income rose $1 million or 1% from the first quarter, driven by higher revenues, partially offset by a higher effective tax rate. For the six months ended April 30, 2004, net income of $425 million was up $78 million or 23%, driven by higher revenues and a lower provision for credit losses.

Revenue for the second quarter of $754 million was $116 million or 18% higher than a year ago, as the Group continues to benefit from robust secondary market issuance activity and increased client-driven activity. Revenues for the second quarter included $52 million of net investment securities gains, which were mostly offset by interest expense of $44 million from the unwinding of hedge contracts associated with fixed income securities that were sold. Revenues of a year ago were affected by $44 million of net investment securities losses, which were mostly offset by $33 million of commodities derivatives trading revenue on the termination of our relationship with a counterparty. Revenue growth also benefited from the inclusion of Harris Nesbitt Gerard (HNG) revenues, but was reduced by lower corporate lending volumes, lower interest income in our interest-rate-sensitive businesses and the weaker U.S. dollar. Year-to-date, revenue increased $164 million or 12% from a year ago, largely due to the same factors that drove the year-over-year increase for the quarter.

Revenue rose $19 million or 2% from the first quarter, reflecting strong equity and debt origination fees, and higher securities trading commissions and net investment securities gains. Partly offsetting those increases were lower mergers and acquisitions revenues and costs associated with the unwinding of the hedge contracts noted above.

Non-interest expenses of $385 million in the second quarter were up $47 million or 14% from a year ago. The increase was attributable to the inclusion of HNG costs and higher performance-based compensation costs, partially offset by the impact of the weaker U.S. dollar. The same factors drove year-to-date expenses up $67 million or 9% from a year ago. Despite increased revenues, expenses in the current quarter were unchanged from the first quarter.

The Group’s productivity ratio improved by 180 basis points from a year ago to 51.1%, as revenue growth exceeded expense growth. The productivity ratio improved 130 basis points from the first quarter.

Net income from U.S. operations represented 40% of Group net income this quarter, compared with 57% a year ago and 41% in the first quarter. The weaker U.S. dollar continues to affect U.S.-sourced income.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. In the second quarter, the revenue from our mid-market portfolio represented 19% of total Group revenue and 42% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that Group’s section of the MD&A.

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on pages 36 to 38 of BMO’s 2003 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2004 objectives are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 115 Canadian corporate debt and equity transactions, which raised $20 billion. The firm advised on four announced Canadian merger and acquisition transactions including MacDonald Dettwiler and Associates acquisition of Marshall & Swift/Boeckh for $250 million in cash; Voyageur Panel Ltd.’s sale to Ainsworth Lumber Ltd. for $192 million in cash; Investors Group Inc.’s acquisition of IPC Financial Network Inc. for $96.2 million in cash and stock; and Sleeman Breweries Ltd.’s purchase of Unibroue for $27 million.

•	In the American Midwest, Harris Nesbitt closed a deal with Royalty Pharma. This was an intellectual property securitization, an area in which we see great opportunity going forward.

•	Harris Nesbitt provided a one-stop financing solution for Morton Industrial Group, Inc. The transaction consisted of a $40 million senior secured credit facility syndicated by Harris Nesbitt’s banking arm and a $10 million senior subordinated note provided by Harris Nesbitt’s Mezzanine Fund. The Harris Nesbitt team also provides cash management and hedging services to the company.

•	Harris Nesbitt closed a $300 million securitization transaction for Bancomer, our fourth deal for them and first since BMO sold its interest in the Mexican bank, and completed a $400 million secured syndicated line for Kimball Hill Holmes.

•	During the quarter, Harris Nesbitt Gerard served as co-manager on four follow-on equity offerings totalling more than US$230 million, including three transactions in the technology sector. In addition, HNG completed two private placements for healthcare companies and advised on the sale of a technology company and the divestiture of two healthcare divisions of General Electric.

•	On March 24, The American Cancer Society presented HNG with a Hope Award for raising nearly $700,000 in December 2003 for the fight against cancer.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase			Increase				Increase
		(Decrease)			(Decrease)				(Decrease)
($ millions, except as noted)	Q2-2004	vs. Q2-2003			vs. Q1-2004			YTD-2004	vs. YTD-2003
Revenue (teb)	72	67	+100%		87	+100%		57	68	+100%
Provision for credit losses	(116)	(103)	(+100%	)	(11)	(10%	)	(221)	(222)	(+100%	)
Non-interest expense	26	(10)	(27%	)	3	17%		49	(18)	(27%	)

Income before taxes and non-controlling interest in subsidiaries	162	180	+100%		95	+100%		229	308	+100%
Income taxes (teb)	32	64	+100%		(2)	(5%	)	66	136	+100%
Non-controlling interest in subsidiaries	15	—	—		1	6%		29	(1)	(6%	)

Net income	115	116	+100%		96	+100%		134	173	+100%

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Technology and Solutions
Technology and Solutions (T&S) manages, maintains and governs information technology, processing, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.

Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.

Net income of $115 million for the second quarter increased $116 million from the second quarter a year ago. The improvement was driven by a $103 million decrease in the provision for credit losses and a $42 million increase in net investment securities gains.

There were $44 million of net investment securities gains in the second quarter, primarily from sales of fixed income instruments in the securities portfolio used in the management of U.S. interest rate risk. The sales helped offset the increased risk to higher interest rates in the U.S. mortgage portfolio resulting from lower expected principal prepayments as mortgage rates increased.

Relative to the first quarter, net income rose $96 million. Net income in the first quarter was increased $18 million by the combined effects of: the one-time impact of accounting changes that increased revenue by a net $16 million ($11 million after tax), a $40 million ($26 million after tax) reduction of the general allowance for credit losses and a $19 million provision for income taxes related to U.S. real estate. Net income in the second quarter was also favourably affected by a $40 million ($26 million after tax) reduction of the general allowance for credit losses. Excluding these items, net income increased $88 million, driven by a $42 million increase in net investment securities gains and foreign exchange translation gains.

Net income for the six months ended April 30, 2004 was $134 million, compared with a loss of $39 million in the comparable period a year ago. The improvement was driven by the $18 million effect of the items discussed above, a lower provision for credit losses, and higher gains on net investment securities and foreign exchange translation, partially offset by proportionately lower tax benefits.

Corporate Support is charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Canadian $ in millions, except as noted)	For the three months ended						For the six months ended
						Change			Change
						from			from
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,	April 30,	April 30,
	2004	2004	2003	2003	2003	2003	2004	2003	2003
Income Statement
Highlights
Total revenue	$2,437	$2,363	$2,369	$2,307	$2,164	12.6%	$4,800	$4,443	8.0%
Total revenue (teb) (a)	2,476	2,401	2,411	2,334	2,208	12.1	4,877	4,526	7.7
Provision for credit losses	5	15	95	90	120	(95.8)	20	270	(92.6)
Non-interest expense	1,565	1,561	1,545	1,485	1,484	5.4	3,126	3,057	2.2
Net income	602	532	513	504	409	46.9	1,134	808	40.3

Common Share Data ($)
Diluted earnings per share	$1.12	$1.00	$0.97	$0.95	$0.77	$0.35	$2.12	$1.52	$0.60
Diluted cash earnings per share (a)	1.17	1.03	1.00	0.99	0.81	0.36	2.20	1.60	0.60
Dividends declared per share	0.40	0.35	0.35	0.33	0.33	0.07	0.75	0.66	0.09
Book value per share	23.82	22.87	22.09	21.92	21.34	2.48	23.82	21.34	2.48
Closing share price	51.90	57.79	49.33	44.65	40.10	11.80	51.90	40.10	11.80
Total market value of common shares ($ billions)	26.1	29.0	24.6	22.2	19.9	6.2	26.1	19.9	6.2

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from
	2004	2004	2003	2003	2003	April 30, 2003
Balance Sheet Highlights
Assets	$273,056	$265,394	$256,494	$257,685	$257,928	5.9%
Net loans and acceptances	156,436	149,585	146,156	147,275	150,724	3.8
Deposits	184,927	178,069	171,551	170,902	165,435	11.8
Common shareholders’ equity	11,963	11,490	11,036	10,918	10,580	13.1

	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2004	2004	2003	2003	2003	2004	2003
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	14.8	15.2	12.9	7.3	3.8	14.8	3.8
Diluted earnings per share growth	45.5	33.3	29.3	46.2	35.1	39.5	18.8
Diluted cash earnings per share growth (a)	44.4	30.4	26.6	41.4	37.3	37.5	19.4
Return on equity	20.4	18.3	17.9	18.0	15.2	19.4	14.7
Cash return on equity (a)	21.1	19.0	18.5	18.8	15.9	20.1	15.5
Net economic profit (NEP) growth (a)	+100	94.9	74.1	+100	+100	+100	67.8
Revenue growth	12.6	3.7	4.7	8.9	(1.3)	8.0	1.6
Revenue growth (teb) (a)	12.1	3.6	5.4	8.9	(0.6)	7.7	2.2
Non-interest expense-to-revenue ratio	64.2	66.1	65.2	64.4	68.6	65.1	68.8
Non-interest expense-to-revenue ratio (teb) (a)	63.2	65.0	64.0	63.7	67.2	64.1	67.5
Cash non-interest expense-to-revenue ratio (teb) (a)	62.2	63.9	63.1	62.6	66.0	63.0	66.3
Provision for credit losses-to-average loans and acceptances (annualized)	0.01	0.04	0.25	0.24	0.32	0.03	0.36
Gross impaired loans and acceptances-to- equity and allowance for credit losses	9.04	11.03	12.15	12.91	14.88	9.04	14.88
Cash and securities-to-total assets ratio	29.2	29.1	29.1	28.6	26.3	29.2	26.3
Tier 1 capital ratio	9.67	9.65	9.55	9.21	9.10	9.67	9.10
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	33.1	44.1	33.4	30.6	9.8	33.1	9.8
Dividend yield	3.1	2.4	2.8	3.0	3.3	2.9	3.3
Price-to-earnings ratio (times)	12.5	15.4	14.1	13.6	13.5	12.5	13.5
Market-to-book value (times)	2.18	2.53	2.23	2.04	1.88	2.18	1.88
Net economic profit ($ millions) (a)	302	238	221	220	140	540	262
Return on average assets	0.88	0.79	0.77	0.74	0.64	0.84	0.63
Net interest margin	1.74	1.87	1.85	1.81	1.89	1.80	1.89
Net interest margin (teb) (a)	1.80	1.92	1.91	1.84	1.96	1.86	1.95
Non-interest revenue-to-total revenue	51.3	46.8	47.8	47.0	44.2	49.1	45.1
Non-interest revenue-to-total revenue (teb) (a)	50.5	46.0	47.0	46.5	43.3	48.3	44.3
Non-interest expense growth	5.4	(0.7)	(3.6)	(0.2)	0.5	2.2	4.0
Total capital ratio	11.53	11.67	12.09	12.09	12.02	11.53	12.02
Tier 1 capital ratio — U.S. basis	9.28	9.25	9.17	8.79	8.62	9.28	8.62
Equity-to-assets ratio	5.5	5.4	5.5	5.4	5.3	5.5	5.3

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “Non-GAAP Measures” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(b)	For the period ended, or as at, as appropriate.

Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2004	2004	2003	2003	2003	2004	2003
Interest, Dividend and Fee Income
Loans (Note 2)	$1,639	$1,715	$1,708	$1,773	$1,710	$3,354	$3,489
Securities	354	392	389	411	407	746	801
Deposits with banks	115	105	98	83	79	220	175

	2,108	2,212	2,195	2,267	2,196	4,320	4,465

Interest Expense
Deposits	692	721	725	770	707	1,413	1,462
Subordinated debt	47	50	54	56	60	97	125
Other liabilities	183	184	179	218	222	367	439

	922	955	958	1,044	989	1,877	2,026

Net Interest Income	1,186	1,257	1,237	1,223	1,207	2,443	2,439
Provision for credit losses (Note 3)	5	15	95	90	120	20	270

Net Interest Income After Provision for Credit Losses	1,181	1,242	1,142	1,133	1,087	2,423	2,169

Non-Interest Revenue
Securities commissions and fees	301	271	259	228	195	572	407
Deposit and payment service charges	184	187	194	194	183	371	368
Trading revenues (Note 2)	69	50	52	78	85	119	145
Lending fees	70	77	75	73	69	147	145
Card fees (Note 2)	28	79	88	79	64	107	123
Investment management and custodial fees	76	75	75	75	74	151	153
Mutual fund revenues	96	88	84	80	77	184	157
Securitization revenues	45	43	56	54	60	88	134
Underwriting and advisory fees	104	87	66	69	64	191	133
Investment securities gains (losses)	93	40	8	12	(45)	133	(61)
Foreign exchange, other than trading	53	40	43	45	39	93	72
Insurance income	34	31	31	31	29	65	62
Other revenues	98	38	101	66	63	136	166

	1,251	1,106	1,132	1,084	957	2,357	2,004

Net Interest Income and Non-Interest Revenue	2,432	2,348	2,274	2,217	2,044	4,780	4,173

Non-Interest Expense
Employee compensation (Notes 2 & 5)	935	953	943	869	844	1,888	1,766
Premises and equipment	315	302	321	301	315	617	642
Amortization of intangible assets	26	26	23	26	26	52	56
Other expenses	289	280	258	289	299	569	593

Total Non-Interest Expense	1,565	1,561	1,545	1,485	1,484	3,126	3,057

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	867	787	729	732	560	1,654	1,116
Income taxes	250	240	200	212	135	490	276

	617	547	529	520	425	1,164	840
Non-controlling interest in subsidiaries	15	15	16	16	16	30	32

Net Income	$602	$532	$513	$504	$409	$1,134	$808

Preferred dividends	$20	$19	$20	$21	$20	$39	$41
Net income available to common shareholders	$582	$513	$493	$483	$389	$1,095	$767
Average common shares (in thousands)	502,619	501,218	498,934	496,830	495,336	501,910	494,506
Average diluted common shares (in thousands)	516,430	515,683	511,151	507,156	505,412	516,053	504,851

Earnings Per Share (Canadian $)
Basic	$1.16	$1.02	$0.99	$0.97	$0.78	$2.18	$1.55
Diluted	1.12	1.00	0.97	0.95	0.77	2.12	1.52
Dividends Declared Per Common Share	0.40	0.35	0.35	0.33	0.33	0.75	0.66

The accompanying notes to consolidated financial statements are an integral part of these statements.

Financial Statements page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
	2004	2004	2003	2003	2003
Assets

Cash Resources	$22,266	$19,762	$19,860	$19,664	$15,442

Securities
Investment	18,385	18,730	19,660	20,051	19,039
Trading	39,004	38,730	35,119	33,945	33,325
Loan substitutes	11	11	11	6	17

	57,400	57,471	54,790	54,002	52,381

Loans
Residential mortgages	54,512	53,098	52,095	50,830	48,661
Consumer instalment and other personal	23,623	22,411	22,103	21,948	21,498
Credit cards	3,405	3,363	2,967	2,904	2,807
Businesses and governments	54,176	52,314	51,889	52,981	56,055
Securities purchased under resale agreements	17,363	14,893	13,276	14,050	17,175

	153,079	146,079	142,330	142,713	146,196
Customers’ liability under acceptances	5,024	5,243	5,611	6,460	6,463
Allowance for credit losses (Note 3)	(1,667)	(1,737)	(1,785)	(1,898)	(1,935)

	156,436	149,585	146,156	147,275	150,724

Other Assets
Derivative financial instruments	21,424	22,095	21,216	21,931	24,826
Premises and equipment	2,030	2,027	2,045	2,069	2,088
Goodwill	1,415	1,343	1,334	1,388	1,373
Intangible assets	578	567	589	668	686
Other	11,507	12,544	10,504	10,688	10,408

	36,954	38,576	35,688	36,744	39,381

Total Assets	$273,056	$265,394	$256,494	$257,685	$257,928

Liabilities and Shareholders’ Equity

Deposits
Banks	$23,996	$26,584	$24,755	$26,091	$22,891
Businesses and governments	84,465	75,951	72,405	69,289	66,689
Individuals	76,466	75,534	74,391	75,522	75,855

	184,927	178,069	171,551	170,902	165,435

Other Liabilities
Derivative financial instruments	19,959	21,802	20,715	21,152	24,728
Acceptances	5,024	5,243	5,611	6,460	6,463
Securities sold but not yet purchased	10,624	9,669	8,255	8,307	8,635
Securities sold under repurchase agreements	24,842	23,712	23,765	23,506	25,793
Other	11,783	11,503	11,259	12,061	11,639

	72,232	71,929	69,605	71,486	77,258

Subordinated Debt	2,488	2,460	2,856	2,907	3,175

Shareholders’ Equity
Share capital (Note 6)	5,229	5,197	5,108	5,089	5,023
Contributed surplus (Note 2)	21	20	3	2	1
Net unrealized foreign exchange gain (loss)	(57)	(178)	(195)	41	97
Retained earnings	8,216	7,897	7,566	7,258	6,939

	13,409	12,936	12,482	12,390	12,060

Total Liabilities and Shareholders’ Equity	$273,056	$265,394	$256,494	$257,685	$257,928

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2004	April 30, 2003	April 30, 2004	April 30, 2003
Preferred Shares
Balance at beginning of period	$1,446	$1,506	$1,446	$1,517
Translation adjustment on shares issued in a foreign currency (Note 2)	–	(26)	–	(37)

Balance at End of Period	1,446	1,480	1,446	1,480

Common Shares
Balance at beginning of period	3,751	3,515	3,662	3,459
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	15	12	29	23
Issued under the Stock Option Plan	27	16	102	58
Issued on the exchange of shares of subsidiary corporations	–	–	1	3
Repurchased for cancellation (Note 6)	(10)	–	(11)	–

Balance at End of Period	3,783	3,543	3,783	3,543

Contributed Surplus
Balance at beginning of period	20	–	3	–
Stock option expense (Note 5)	1	1	3	1
Gain on treasury shares, net of applicable income taxes (Note 2)	–	–	15	–

Balance at End of Period	21	1	21	1

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(178)	323	(195)	419
Unrealized gain (loss) on translation of net investments in foreign operations	344	(601)	394	(867)
Hedging gain (loss)	(343)	592	(394)	859
Income taxes	120	(217)	138	(314)

Balance at End of Period	(57)	97	(57)	97

Retained Earnings
Balance at beginning of period	7,897	6,714	7,566	6,499
Net income	602	409	1,134	808
Dividends – Preferred shares	(20)	(20)	(39)	(41)
– Common shares	(201)	(164)	(376)	(327)
Common shares repurchased for cancellation (Note 6)	(62)	–	(69)	–

Balance at End of Period	8,216	6,939	8,216	6,939

Total Shareholders’ Equity	$13,409	$12,060	$13,409	$12,060

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2004	April 30, 2003	April 30, 2004	April 30, 2003
Cash Flows from Operating Activities
Net income	$602	$409	$1,134	$808
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	20	53	34	87
Net gain on sale of investment securities	(113)	(8)	(167)	(26)
Net increase in trading securities	(274)	(2,270)	(4,009)	(10,898)
Provision for credit losses	5	120	20	270
Gain on sale of securitized loans	(32)	(37)	(65)	(81)
Change in derivative financial instruments
(Increase) decrease in derivative asset	671	(251)	(208)	(2,718)
Increase (decrease) in derivative liability	(1,843)	302	(756)	2,633
Amortization of premises and equipment	90	96	179	193
Amortization of intangible assets	26	29	52	62
Future income tax expense (benefit)	(3)	(24)	78	(4)
Net increase (decrease) in current income taxes	(193)	124	(1,098)	135
Change in accrued interest
Increase in interest receivable	(41)	(47)	(48)	(5)
Decrease in interest payable	(76)	(46)	(66)	(117)
Changes in other items and accruals, net	774	2,954	(725)	1,216

Net Cash Provided by (Used in) Operating Activities	(387)	1,404	(5,645)	(8,445)

Cash Flows from Financing Activities
Net increase in deposits	6,650	2,780	13,168	3,597
Net increase in securities sold but not yet purchased	955	242	2,369	981
Net increase in securities sold under repurchase agreements	1,130	24	1,077	997
Net increase in liabilities of subsidiaries	260	231	273	379
Repayment of subordinated debt	—	(502)	(400)	(502)
Proceeds from issuance of common shares	42	28	131	81
Proceeds from sale of treasury shares	—	—	149	—
Common shares repurchased for cancellation	(72)	—	(80)	—
Dividends paid	(221)	(184)	(416)	(368)

Net Cash Provided by Financing Activities	8,744	2,619	16,271	5,165

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(2,182)	(335)	(2,710)	2,874
Purchase of investment securities	(7,703)	(7,085)	(15,102)	(13,824)
Maturities of investment securities	3,900	4,896	7,086	11,642
Proceeds from sales of investment securities	4,741	887	10,071	3,102
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	(4,279)	105	(6,218)	194
Proceeds from securitization of loans	106	—	251	—
Net increase in securities purchased under resale agreements	(2,470)	(2,142)	(4,087)	(1,511)
Premises and equipment — net purchases	(90)	(49)	(161)	(115)
Acquisitions (Note 4)	(67)	(13)	(69)	(71)

Net Cash Provided by (Used in) Investing Activities	(8,044)	(3,736)	(10,939)	2,291

Net Increase (Decrease) in Cash and Cash Equivalents	313	287	(313)	(989)
Cash and Cash Equivalents at Beginning of Period	1,889	2,425	2,515	3,701

Cash and Cash Equivalents at End of Period	$2,202	$2,712	$2,202	$2,712

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2004
(Unaudited)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2003 as set out on pages 70 to 101 of our 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2003, except as described in Note 2.

2.   Changes in Accounting

Changes in Accounting Policy
Sources of GAAP
Effective November 1, 2003 we adopted new accounting requirements of the Canadian Institute of Chartered Accountants that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards.

As a result of these new requirements, we made the following changes to our accounting policies:

(a)	Mortgage Prepayment Fees
Effective November 1, 2003, mortgage prepayment fees are recognized in income when the related mortgages are prepaid or renegotiated. Prior to November 1, 2003, mortgage prepayment fees were deferred and amortized to income over the average remaining term of the related mortgages. In adopting this new policy we recorded the opening balance of deferred mortgage prepayment fees in income. The impact of this change on our Consolidated Statement of Income was an increase in interest, dividend and fee income — loans of $42 million, an increase in income taxes of $15 million and an increase in net income of $27 million for the three months ended January 31, 2004. This change increased our basic and diluted earnings per share by $0.05 for the three months ended January 31, 2004.

(b)	Treasury Shares
Effective November 1, 2003, purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues. The impact of this change on our consolidated financial statements was a reduction in non-interest revenue — trading revenues of $26 million, a decrease in income taxes of $10 million, a decrease in net income of $16 million and corresponding increases in contributed surplus and retained earnings of $15 million and $1 million, respectively, for the three months ended January 31, 2004. This change decreased our basic and diluted earnings per share by $0.03 for the three months ended January 31, 2004.

(c)	Software Development Costs
Effective November 1, 2003, certain costs of internally developed software are capitalized and amortized over the expected useful life of the software of three to five years. Prior to November 1, 2003, only certain external costs of internally developed software were capitalized and amortized over the estimated useful life of the software. The impact of this change on our Consolidated Statement of Income was a decrease in non-interest expense — employee compensation of $12 million, an increase in income taxes of $4 million and an increase in net income of $8 million for the three months ended April 30, 2004. For the six months ended April 30, 2004, the impact of this change was a $24 million decrease in employee compensation, a $8 million increase in income taxes and a $16 million increase in net income. This change increased both our basic and diluted earnings per share by $0.01 for the three months ended April 30, 2004 and $0.03 for the six months ended April 30, 2004.

(d)	Preferred Shares
Effective November 1, 2003, we are no longer changing the rate at which our U.S. dollar denominated preferred shares are translated into Canadian dollars. Prior to November 1, 2003, we translated these shares using the exchange rate in effect at the end of the period. The impact of this change on our Consolidated Statement of Income was an increase in non-interest revenue — foreign exchange, other than trading of $14 million, an increase in income taxes of $5 million and an increase in net income of $9 million for the three months ended April 30, 2004. For the six months ended April 30, 2004, the impact of this change was a $16 million increase in foreign exchange, other than trading revenues, a $6 million increase in income taxes and a $10 million increase in net income. This change increased our basic and diluted earnings per share by $0.02 and $0.01, respectively, for the three months ended April 30, 2004 and $0.02 for the six months ended April 30, 2004.

We continue our assessment of the implications of the new accounting requirements related to sources of GAAP, primarily with respect to our current practice of offsetting certain items in transit in our Consolidated Balance Sheet.

Change in Accounting Estimate
During the three months ended April 30, 2004, we increased the estimate of the liability associated with our customer loyalty program. The change in estimate was due to rising reward redemption rates. The impact of this change on our Consolidated Statement of Income was a reduction in non-interest revenue — card fees of $51 million, a decrease in income taxes of $18 million and a decrease in net income of $33 million.

3.   Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider to be adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments and guarantees is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

	For the three months ended		For the six months ended
(Canadian $ in millions)	April 30, 2004	April 30, 2003	April 30, 2004	April 30, 2003
Balance at beginning of period	$1,739	$1,947	$1,791	$1,949
Provision for credit losses
Specific	45	120	100	270
General	(40)	—	(80)	—
Recoveries	14	28	46	45
Write-offs	(121)	(102)	(230)	(254)
Foreign exchange and other	30	(52)	40	(69)

Balance at end of period	$1,667	$1,941	$1,667	$1,941

Comprised of:
Loans	$1,667	$1,935	$1,667	$1,935
Other credit instruments	—	6	—	6

Financial Statements page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2004
(Unaudited)

4.   Acquisitions

On March 1, 2004, we completed the acquisition of all outstanding voting shares of Lakeland Community Bank, a full-service community bank in Lake County Illinois, for total cash consideration of $49 million. The results of Lakeland Community Bank’s operations have been included in our consolidated financial statements since that date. The acquisition of Lakeland Community Bank assists the Bank’s efforts towards further expansion in and around the Lake County, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Lakeland Community Bank is part of our Personal and Commercial Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Lakeland
Community
(Canadian $ in millions)	Bank
Cash resources	$13
Securities	31
Loans	181
Premises and equipment	3
Goodwill	22
Core deposit intangible asset	11
Other assets	2

Total assets	263

Deposits	208
Other liabilities	6

Total liabilities	214

Purchase price	$49

The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

On February 4, 2004, we announced that we have entered into an agreement to acquire Chicago-based New Lenox State Bank (NLSB), a full-service community bank in Chicago, for approximately $306 million in cash consideration. The acquisition of NLSB is subject to regulatory approval and is expected to close in the third quarter of 2004, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.

5.   Employee Compensation

Stock Options

During the six months ended April 30, 2004, we granted a total of 1,644,400 stock options. The weighted-average fair value of these options was $10.63 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the six months ended April 30, 2004
Expected dividend yield	2.6%
Expected share price volatility	23.2%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded employee compensation expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended		For the six months ended
(Canadian $ in millions, except as noted)	April 30, 2004	April 30, 2003	April 30, 2004	April 30, 2003
Stock option expense included in employee compensation expense	$1	$1	$3	$1

Net income, as reported	$602	$409	$1,134	$808
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	7	10	17	21

Pro forma net income	$595	$399	$1,117	$787

Earnings per share (Canadian $)
Basic, as reported	$1.16	$0.78	$2.18	$1.55
Basic, pro forma	1.15	0.77	2.15	1.51
Diluted, as reported	1.12	0.77	2.12	1.52
Diluted, pro forma	1.12	0.75	2.09	1.48

Pension and Other Employee Future Benefit Expenses

We recorded pension and other employee future benefit expenses as follows:

	For the three months ended		For the six months ended
(Canadian $ in millions)	April 30, 2004	April 30, 2003	April 30, 2004	April 30, 2003
Pension benefit expense	$47	$41	$90	$77
Other pension expense (includes Canada, Quebec and defined contribution pension plans)	17	21	33	32
Other employee future benefit expenses	15	13	30	26

Total	$79	$75	$153	$135

6.   Share Capital

On August 8, 2003, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares. During the three months ended April 30, 2004, we repurchased 1,350,000 shares at an average cost of $53.60 per share, totalling $72 million. During the six months ended April 30, 2004, we repurchased 1,500,000 shares at an average cost of $53.66 per share, totalling $80 million.

Outstanding (a)
(Canadian $ in millions, except as noted)	April 30, 2004
		Principal
	Number	Amount	Convertible into...
Preferred Shares
Class B – Series 3	16,000,000	$400	common shares (b)
Class B – Series 4	8,000,000	200	common shares (b)
Class B – Series 5	8,000,000	200	–
Class B – Series 6	10,000,000	250	common shares (b)
Class B – Series 10 (c)	12,000,000	396	common shares (b)

		1,446
Common Shares	502,241,011	3,783	–

Total outstanding share capital		$5,229

Stock options issued under stock option plan		n/a	33,313,038 common shares

(a)	For additional information refer to Note 17 to our consolidated financial statements for the year ended October 31, 2003 on pages 90 and 91 of our 2003 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$ 300 million.

n/a – not applicable

Financial Statements page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2004
(Unaudited)

Future Change in Accounting Policy
On November 1, 2004, we will adopt new accounting requirements on the classification of financial instruments as liabilities or equity. Under the new rules we expect to reclassify approximately $850 million of preferred shares and $1,150 million of non-controlling interest in subsidiaries to debt. The impact of this change on our Consolidated Statement of Income will be an increase of approximately $120 million in interest expense, a reduction of approximately $45 million (net of tax) in non-controlling interest in subsidiaries, a decrease of approximately $30 million in income taxes and a reduction of approximately $45 million in net income for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

7.   United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in consolidated net income of $599 million, basic earnings per share of $1.16 and diluted earnings per share of $1.13 for the three months ended April 30, 2004 compared to $373 million, $0.72 and $0.70, respectively, for the three months ended April 30, 2003. For the six months ended April 30, 2004, reporting under US GAAP would have resulted in consolidated net income of $991 million, basic earnings per share of $1.90 and diluted earnings per share of $1.85, compared to $761 million, $1.46 and $1.43, respectively, for the six months ended April 30, 2003.

On January 31, 2004 we adopted a new United States GAAP accounting standard on accounting for Variable Interest Entities (VIEs). Under this new standard we must consolidate these VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters. The impact of this change in accounting policy on January 31, 2004 increased total assets by $22,043 million and total liabilities by $22,154 million and the one-time transition adjustment reduced net income, basic earnings per share and diluted earnings per share by $111 million, $0.23 and $0.22, respectively, for United States GAAP reporting. This transition adjustment related to unrealized losses on interest rate swaps held by our VIEs to hedge their exposure to changes in interest rates. These derivative instruments had been accounted for as hedging derivatives under Canadian GAAP but did not meet the detailed hedge accounting requirements under United States GAAP in prior periods. As a result, although they are effective as economic hedges, they are required to be marked to market under United States GAAP. The liability associated with these unrealized losses will reverse, with a corresponding increase in net income, over the remaining terms of the swaps for United States GAAP reporting, ranging from 2004 to 2015.

8.   Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group
(Canadian $ in millions, except as noted)

	Personal and						Corporate Support,
	Commercial		Private		Investment		including Technology		Total
	Client Group (a)		Client Group (b)		Banking Group (c)		and Solutions (d)		Consolidated
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the three months ended	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net Interest Income and Non-Interest Revenue (e)
Canada	$925	$950	$339	$256	$371	$247	$14	$(25)	$1,649	$1,428
United States	212	198	149	138	338	359	37	29	736	724
Other Countries	23	21	2	2	45	32	21	1	91	56

Total	$1,160	$1,169	$490	$396	$754	$638	$72	$5	$2,476	$2,208

Net Income
Canada	$167	$178	$61	$40	$105	$56	$62	$(7)	$395	$267
United States	26	22	—	(15)	86	95	18	10	130	112
Other Countries	18	17	2	2	22	15	35	(4)	77	30

Total	$211	$217	$63	$27	$213	$166	$115	$(1)	$602	$409

Average Assets ($ in billions)
Canada	$99.4	$92.2	$1.6	$1.4	$81.2	$77.7	$(3.8)	$(4.6)	$178.4	$166.7
United States	17.3	15.9	3.8	3.8	43.8	47.7	7.5	9.3	72.4	76.7
Other Countries	0.5	0.3	0.0	0.0	25.3	17.7	0.1	0.1	25.9	18.1

Total	$117.2	$108.4	$5.4	$5.2	$150.3	$143.1	$3.8	$4.8	$276.7	$261.5

	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the six months ended	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net Interest Income and Non-Interest Revenue (e)
Canada	$1,908	$1,916	$663	$553	$735	$560	$20	$(63)	$3,326	$2,966
United States	418	409	293	288	673	687	(5)	50	1,379	1,434
Other Countries	44	41	5	5	81	78	42	2	172	126

Total	$2,370	$2,366	$961	$846	$1,489	$1,325	$57	$(11)	$4,877	$4,526

Net Income
Canada	$368	$362	$115	$88	$214	$157	$132	$(34)	$829	$573
United States	54	43	(1)	(29)	173	150	(46)	17	180	181
Other Countries	35	33	4	3	38	40	48	(22)	125	54

Total	$457	$438	$118	$62	$425	$347	$134	$(39)	$1,134	$808

Average Assets ($ in billions)
Canada	$98.7	$91.5	$1.6	$1.5	$80.4	$75.2	$(3.7)	$(4.1)	$177.0	$164.1
United States	16.7	16.2	3.6	3.9	43.4	50.3	7.5	8.9	71.2	79.3
Other Countries	0.5	0.3	0.0	0.1	23.6	16.8	0.1	0.0	24.2	17.2

Total	$115.9	$108.0	$5.2	$5.5	$147.4	$142.3	$3.9	$4.8	$272.4	$260.6

Goodwill (As At)	$453	$426	$879	$886	$80	$58	$3	$3	$1,415	$1,373

(a)	Personal and Commercial Client Group (P&C) Canada’s financial service providers offer a full range of products and services through direct banking channels such as branches, telephone banking, online banking via bmo.com, and a network of automated banking machines. P&C also includes Chicagoland Banking which serves individuals and small business/commercial middle-market business clients with a full suite of financial products and services through a Community Bank model emphasizing local knowledge and commitment.

Financial Statements page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2004
(Unaudited)

(b)	Private Client Group (PCG) brings together all of the Bank’s wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect, and grow their financial assets.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

(d)	Corporate Support includes the corporate units that provide expertise and governance support to the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. The group’s operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and the Bank’s overall asset-liability structure. Technology and Solutions manages, maintains and governs information technology, processing, real estate and sourcing for the Bank. The group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis which represents an adjustment to interest income to gross up the tax-exempt income earned on common and preferred shares to an amount which, had it been taxable at the statutory rate, would result in the same after-tax net income as appears in the financial statements. This results in a better reflection of the pre-tax economic yield of these assets and facilitates uniform measurement and comparison of net interest income. The taxable equivalent adjustment is applied to tax free income on all preferred and common shares. The taxable equivalent adjustment for the Bank was $39 million for the three months ended April 30, 2004, and $77 million for the six months ended April 30, 2004 . The comparative taxable equivalent adjustments for 2003 were $44 million and $83 million, respectively.

Basis of presentation of results of operating groups:

Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.

Provisions for credit losses (PCL) allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are allocated to the Corporate Support Group.

Segmentation by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for consolidated PCL which is based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements page 8